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                                                         Registration No. _____

     As Filed with the Securities and Exchange Commission on August 3, 1998

                                  FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                      WHICH ARE CURRENTLY ISSUING SECURITIES

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                ICMG REGISTERED VARIABLE LIFE SEPARATE ACCOUNT A
                         (Name of Unit Investment Trust)

                          Issuer of periodic payment plan
                           certificates only for purposes
                          of information provided herein.


                    I.  ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number:

          ICMG Registered Variable Life Separate Account A ("Separate Account"). IRS Employer Identification Number: The Separate Account shall report under the employer identification number of the Depositor - Hartford Life Insurance Company ("Hartford"). See item 2 below.

     (b) Furnish title of each class or series of securities issued by the trust:

          Group Flexible Premium Variable Life Insurance Policies ("Policies").

2. Furnish the name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust:

          Hartford Life Insurance Company
          P.O. Box 2999
          Hartford, Connecticut  06104

     IRS Employer Identification Number:  06-0974148

3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

          Not Applicable.

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4.   Furnish name and principal business address and Zip Code and the Internal
     Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     No Policies are currently being distributed. When such distribution commences, Hartford Equity Sales Company, Inc. will be the "Principal Underwriter."

          Hartford Equity Sales Company, Inc.
          P.O. Box 2999
          Hartford, Connecticut  06104

          IRS Employer Identification Number:  06-0896599

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Connecticut

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

          The Separate Account was established pursuant to a resolution of the Board of Directors of Hartford on April 14, 1998. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

          There is no indenture or trust agreement. Hartford, the Depositor, will perform all functions normally performed by a custodian.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name never been changed, so state.

     The Separate Account has never been known by any other name.

8.   State the date on which the fiscal year of the trust ends.

     The fiscal year of the Separate Account ends on December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which,


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     although immaterial in itself, is representative of, or one of, a group of which in the aggregate is material.

     There are no material legal proceedings pending.


       II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

          The Policies and Certificates issued thereunder ("Certificates") are of the registered type insofar as all Certificates are personal to the Owner, and the records concerning the Owner are maintained by Hartford.

     (b)  Whether the securities are of the cumulative or distributive type.

          The Policies are of the cumulative type.

     (c) The rights of security holders with respect to withdrawal or redemption.

          At any time prior to the maturity date, the Owner may surrender the Certificate and receive the cash surrender value, provided the Certificate has a cash surrender value. An applicant has a limited right to return his or her Certificate for cancellation. Subject to applicable state regulations, if the Owner returns the Certificate within 10 days after delivery of the Certificate, Hartford will return to the applicant, within 7 days thereafter, the greater of the premium paid for the Policy, or the sum of (1) the cash value on the date the returned Certificate is received by Hartford and (2) any charges deducted under the Certificate.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

          Up to five withdrawals are allowed each Coverage Year. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value plus outstanding debt, multiplied by .90 minus outstanding debt. Hartford currently imposes a maximum partial withdrawal charge of $25.00. The Owner may transfer a Certificate's Investment Division values to other Investment Divisions.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

          Because the Certificate is a life insurance policy certain monthly charges are made against the net cash value to maintain the benefits provided by the Certificate. If the Cash Surrender Value is insufficient to cover the charges due under the Certificate the


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          policy will be in default, unless the Owner has given Hartford written notice of termination in advance of the date of termination of the Certificate. Hartford will grant a 61-day grace period for the payment of the additional premium in an amount sufficient to cover the monthly charges due during which time insurance will remain in force.

          In the event that outstanding indebtedness under the Certificate equals or exceeds the cash surrender value, the Certificate will terminate 31 days after Hartford mails notice to the Owner's last known address. If sufficient loan repayment is not made by the end of the 31 day period, the Certificate will terminate without value.

          Prior to the death of the Insured, and unless (1) the Group Policy is terminated or (2) the Certificate has been surrendered for cash, the Certificate may be reinstated prior to the Maturity Date, provided:

          (a) the Owner requests reinstatement within three (3) years of the date of lapse; and
          (b)  satisfactory evidence of insurability is submitted.

          The cost to reinstate is a premium large enough to keep the coverage under the Certificate in force for at least 3 months following the date of reinstatement. The Face Amount of the reinstated Certificate cannot exceed the Face Amount at the time of lapse. The Investment Value on the reinstatement date will reflect:

          (a)  The Investment Value at the time of termination; plus
          (b) Net Premiums attributable to premiums paid at the time of reinstatement.

          Upon reinstatement, any outstanding indebtedness at the time of termination must be repaid or carried over to the reinstated Certificate.

     (f) The substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

          The underlying securities of the Separate Account currently are shares of Class IA of Hartford Capital Appreciation HLS Fund, Inc. (the "Hartford Capital Appreciation Fund"), shares of Class IA of Hartford Bond HLS Fund, Inc. (the "Hartford Bond Fund"), and shares of Class IA of Hartford Money Market HLS Fund, Inc. (the "Hartford Money Market Fund") (collectively, the "Hartford Funds"); shares of the N&B AMT Partners Portfolio, N&B AMT Balanced Portfolio, and N&B AMT Limited Maturity Bond Portfolio, each an investment portfolio of the Neuberger & Berman Advisers Management Trust (collectively, the "Neuberger & Berman AMT Funds"); shares of the VIP Equity Income Portfolio, VIP High Income Portfolio, VIP Overseas Portfolio and VIP II Assets Manager Portfolio, each an investment portfolio of the Fidelity VIP Fund or Fidelity VIP II Fund (collectively, the "Fidelity Funds"); shares of the Alger American Small Capitalization Portfolio and Alger American Growth Portfolio, each an investment portfolio of the Alger American Fund (collectively, the "Alger American Funds"); shares of the J.P. Morgan Bond Portfolio, J.P.


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          Morgan Equity Portfolio, J.P. Morgan Small Company Portfolio, and
          J.P. Morgan International Opportunities Portfolio, each an investment portfolio of the J.P. Morgan Series Trust (collectively, the "J.P. Morgan Funds"); shares of the MS Fixed Income Portfolio, MS High Yield Portfolio, MS Equity Growth Portfolio, MS Value Portfolio, MS Global Equities Portfolio, and MS Emerging Markets Equity Portfolio, each an investment portfolio of Morgan Stanley Universal Fund, Inc. (collectively, the "Morgan Stanley Funds"); and shares of the BT EAFE-Registered Trademark-Equity Index Fund, BT Equity 500 Index Fund, and BT Small Cap Index Fund, each an investment portfolio of the BT Insurance Funds Trust (collectively, the "BT Insurance Funds").

          Hartford will vote shares of the Funds at regular and special meetings of the Shareholders of the Funds in accordance with instructions received from Owners having a voting interest in the Separate Account. Hartford will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Hartford determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

          Hartford may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Funds or to approve or disapprove an investment advisory policy for the Funds. In addition, Hartford itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of the Funds if Hartford reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities. In the event Hartford does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to Policy Owners.

     (g)  Whether security holders must be given notice of any change in:

          (1)  the composition of the assets of the trust.

               Notice must be given of any such proposed change.

          (2)  the terms and conditions of the securities issued by the trust.

               Notice must be given of any such proposed change.

          (3)  the provisions of any indenture or agreement of the trust.

               Inapplicable - there is no indenture or agreement of the trust. See answer to Item 6(b) above.

          (4)  the identity of the depositor, trustee or custodian.

               There is no provision requiring notice to Owners with respect to any change in the identity of the Separate Account's depositor. Hartford's obligations under the Certificates,


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               however, cannot be transferred to any other entity without notice to and consent of the Owners.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1)  the composition of the assets of the trust.

               Consent of Owners may be required when substituting the underlying securities of the Separate Account. In addition, to substitute such securities, approval of the Securities and Exchange Commission may be required in compliance with Section 26(b) of the Investment Company Act of 1940. Hartford may, however, add additional sub-accounts (hereinafter, "Investment Divisions") without the consent of Owners. Except as required by Federal or State law or regulation, no action will be taken by Hartford which will adversely affect the rights of Owners without their consent.

          (2)  the terms and conditions of the securities issued by the trust.

               No change in the terms and conditions of the Certificates can be made without the consent of the Owners.

          (3)  the provisions of any indenture or agreement of the trust.

               See Item 10(g)(3) above.

          (4)  the identity of the depositor, trustee or custodian.

               There is no provision requiring consent of Owners with respect to any change in the identity of the Separate Account's depositor. Hartford's obligations under the Certificates, however, cannot be transferred to any other entity without notice to and consent of the Owners. There is no provision requiring consent of Owners with respect to any change in the identity of the custodian.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

          The Policy provides group insurance coverage to eligible employees of participating employers covered under a Certificate of insurance. A death benefit is payable to the beneficiary upon the death of the insured person.

          The group policy is issued to participating employers or to a trust that is adopted by a participating employer. Eligible employees of participating employers own Certificates of insurance issued under their respective Participating Employer's group policy. The minimum initial face amount is $50,000. The Death Proceeds payable to the beneficiary equal the Death Benefit less any outstanding loans plus any rider benefits payable. The Death Benefit is one of two options:
          Option A provides a death benefit equal to the greater of the Policy face amount and the variable insurance amount; Option B provides a death benefit equal to the greater of the Policy face amount plus the account value and the variable insurance amount.


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          The variable insurance amount is equal to the Cash Value multiplied by the applicable variable insurance factor provided for in the Certificate.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

     The securities held in the Separate Account will be shares of registered, open-end diversified management investment companies (the "Funds") described below.

HARTFORD CAPITAL APPRECIATION FUND

     Hartford Capital Appreciation Fund seeks to achieve growth of capital by investing in equity securities selected solely on the basis of potential for capital appreciation.

HARTFORD BOND FUND

     Hartford Bond Fund seeks to achieve maximum current income consistent with preservation of capital by investing primarily in fixed-income securities. Up to 20% of the total assets of the Portfolio may be invested in debt securities rated in the highest category below investment grade ("Ba" by Moody's Investor Services, Inc. or "BB" by Standard & Poor's) or, if unrated, are determined to be of comparable quality by the Portfolio's investment adviser.

HARTFORD MONEY MARKET FUND

     Hartford Money Market Fund seeks to achieve maximum current income consistent with liquidity and preservation of capital. This Portfolio invests in short-term money market securities.

N&B AMT LIMITED MATURITY BOND PORTFOLIO

     N&B AMT Limited Maturity Bond Portfolio seeks to achieve the highest current income consistent with low risk to principal and liquidity; and secondarily, total return. This Portfolio invests in a diversified portfolio primarily consisting of short to intermediate term U.S. government and agency securities and investment grade debt securities issued by financial institutions, corporations, and others. The Portfolio may invest up to 10% of its net assets, measured at the time of investment, in fixed-income securities that are below investment grade.

N&B AMT BALANCED PORTFOLIO

     N&B AMT Balanced Portfolio seeks to achieve long-term capital growth and reasonable current income without undue risk to principal. It is anticipated that the Portfolio's investment program will normally be managed so that approximately 60% of its total assets will be invested in common and preferred stocks and the remaining assets will be invested in debt securities, primarily investment grade. However, depending on the investment manager's views regarding current market trends, the common stock portion of its portfolio investments may be adjusted downward to as low as 50% or upward to as high as 70%. At least 25% of its assets will be invested in fixed income securities.


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N&B AMT PARTNERS PORTFOLIO

     N&B AMT Partners Portfolio seeks to achieve capital growth. This Portfolio's investment approach is to invest principally in common stocks of medium to large capitalization established companies, using a value-oriented investment approach designed to increase capital with reasonable risk. Its investment program seeks securities believed to be undervalued based on strong fundamentals such as low price-to-earnings ratios, consistent cash flow and the company's track record through all parts of the market cycle.

VIP HIGH INCOME PORTFOLIO

     VIP High Income Portfolio seeks high current income primarily through investments in all types of income-producing debt securities, preferred stocks and convertible securities. Although the Portfolio has no limits on the quality and maturity of its investments, its strategy typically leads to longer-term, lower-quality, fixed-income securities. These domestic and foreign investments may present the risk of default or may be in default.

VIP EQUITY-INCOME PORTFOLIO

     VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. This Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks (commonly referred to as "S&P 500"). The Portfolio may invest in high yielding, lower-rated securities (commonly referred to as "junk bonds") which are subject to greater risk than investments in higher-rated securities.

VIP OVERSEAS PORTFOLIO

     VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities and provides a means for aggressive investors to diversify their own portfolios by participating in companies and economies outside of the United States.

VIP II ASSET MANAGER PORTFOLIO

     VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

     Alger American Small Capitalization Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly.

ALGER AMERICAN GROWTH PORTFOLIO

     Alger American Growth Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.


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J.P. MORGAN BOND PORTFOLIO

     J.P. Morgan Bond Portfolio seeks high total return consistent with moderate risk of capital and maintenance of liquidity. Although the net asset value of the Portfolio will fluctuate, the Portfolio attempts to preserve the value of its investments to the extent consistent with its objective. Under normal market conditions, 65% of the Portfolio's, assets will be invested in bonds, debentures and other debt instruments. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies and may invest without limitation in U.S. dollar-denominated securities of foreign issuers.

J.P. MORGAN EQUITY PORTFOLIO

     J.P. Morgan Equity Portfolio seeks high total return from a portfolio comprised of selected equity securities. The Portfolio invests primarily in the common stock of large and medium capitalization U.S. companies.

J.P. MORGAN SMALL COMPANY PORTFOLIO

     J.P. Morgan Small Company Portfolio seeks high total return from a portfolio of equity securities of small companies. The Portfolio invests at least 65% of the value of its total assets in the common stock of small U.S. companies primarily with market capitalizations less than $1 billion.

J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

     J.P. Morgan International Opportunities Portfolio seeks high total return from a portfolio of equity securities of foreign corporations. Under normal market conditions, the Portfolio will invest in a minimum of three different foreign countries.

MS FIXED INCOME PORTFOLIO

     MS Fixed Income Portfolio seeks above average total return over a market cycle of three to five years by investing in a diversified portfolio of U.S. government and agency securities, corporate bonds, foreign bonds, mortgage-backed securities of domestic issuers, and other fixed income securities and derivatives. Under normal circumstances, the Portfolio will invest at least 65% of its total assets in fixed income securities, not more than 20% of which will be below investment grade (commonly referred to as "high yield securities" or "junk bonds").

MS HIGH YIELD PORTFOLIO

     MS High Yield Portfolio seeks above average total return over a market cycle of three to five years by investing at least 65% of its total assets in high yield securities of U.S. and foreign issuers including corporate bonds and other fixed income securities. The Portfolio expects to achieve its objective through maximizing current income, although it may seek capital growth opportunities when consistent with its objective.

MS EQUITY GROWTH PORTFOLIO

     MS Equity Growth Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, depositary receipts and other equity securities. Under normal circumstances, the Portfolio will invest at least 65% of its total assets in equity securities.


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MS VALUE PORTFOLIO

     MS Value Portfolio seeks above average total return over a market cycle of three to five years by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million. Under normal circumstances, the Portfolio will invest at least 65% of its total assets in equity securities. The Portfolio may invest up to 5% of its total assets in foreign equity securities (other than ADRs).

MS GLOBAL EQUITY PORTFOLIO

     MS Global Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, and rights and warrants to purchase common stocks, depositary receipts and other equity securities of issuers throughout the world, including issuers in the United States and emerging market countries. Under normal circumstances, at least 65% of the total assets of the Portfolio will be invested in equity securities. At least 20% of the Portfolio's total assets will be invested in common stocks of U.S. issuers and the remaining equity position will be invested in at least three countries other than the United States.

MS EMERGING MARKET EQUITY PORTFOLIO

     MS Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, sponsored or unsponsored ADRs and other equity securities of emerging market country issuers. Under normal circumstances, at least 65% of the Portfolio's total assets will be invested in emerging market country equity securities.

BT EAFE-Registered Trademark- EQUITY INDEX FUND

     BT EAFE-Registered Trademark- Equity Index Fund seeks to replicate as closely as possible (before deduction for expenses) the total return of the Europe, Australia, Far East Index (the "EAFE Index"), a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States, by investing in a statistically selected sample of the equity securities included in the EAFE Index. It will invest primarily in equity securities of business enterprises organized and domiciled outside of the United States or for which the principal trading market is outside the United States.

BT EQUITY 500 INDEX FUND

     BT Equity 500 Index Fund seeks to replicate as closely as possible (before deduction for expenses) the total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500"), an index emphasizing large-capitalization stocks. It will include the common stock of those companies included in the S&P 500, other than Bankers Trust New York Corporation, selected on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire S&P 500.

BT SMALL CAP INDEX FUND

     BT Small Cap Index Fund seeks to replicate as closely as possible (before deduction for expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of 2,000 small-capitalization common stocks. It will include the common stock of companies included in the Russell


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2000, on the basis of computer-generated statistical data, that are deemed representative of the industry diversification of the entire Russell 2000.

12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a)  Name of Company.

          The Hartford Funds: the Hartford Capital Appreciation Fund, Hartford Bond Fund, and Hartford Money Market Fund.

          The Neuberger & Berman AMT Funds: the N&B AMT Partners Portfolio, N&B AMT Balanced Portfolio, and N&B AMT Limited Maturity Bond Portfolio, each an investment portfolio of the Neuberger & Berman Advisers Management Trust.

          The Fidelity Funds: the VIP Equity Income Portfolio, VIP High Income Portfolio, VIP Overseas Portfolio and VIP II Assets Manager Portfolio, each an investment portfolio of the Fidelity VIP Fund or Fidelity VIP II Fund.

          The Alger American Funds: the Alger American Small Capitalization Portfolio and Alger American Growth Portfolio, each an investment portfolio of the Alger American Fund.

          J.P. Morgan Funds: the J.P. Morgan Bond Portfolio, J.P. Morgan Equity Portfolio, J.P. Morgan Small Company Portfolio, and J.P. Morgan International Opportunities Portfolio, each an investment portfolio of the J.P. Morgan Series Trust.

          Morgan Stanley Funds: the MS Fixed Income Portfolio, MS High Yield Portfolio, MS Equity Growth Portfolio, MS Value Portfolio, MS Global Equities Portfolio, and MS Emerging Markets Equity Portfolio, each an investment portfolio of Morgan Stanley Universal Fund, Inc.

          BT Insurance Funds: the BT EAFE-Registered Trademark- Equity Index Fund, BT Equity 500 Index Fund, and BT Small Cap Index Fund, each an investment portfolio of the BT Insurance Funds Trust.

     (b)  Name and principal business address of depositor.

          Not Applicable.

     (c)  Name and principal business address of trustee or custodian.

          Not applicable.

     (d)  Name and principal business address of principal underwriter.

          Not applicable.

     (e) The period during which the securities of such Company have been the underlying securities.

          No underlying securities have been acquired by the Separate Account.


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INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense or charge;

          (B)  the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

     (1)  Principal payments

          (A) Hartford deducts a percentage of premium for front-end sales load, premium processing charge, state premium tax and federal tax charge. Hartford deducts a front-end sales load based on the level of premiums paid. The front-end sales load will not exceed 9.0%. Hartford deducts an amount from each premium payment to cover state premium taxes assessed against Hartford that are attributable to premiums. The actual amount of premium taxes varies by locale and currently ranges from 0% to 4%. Hartford deducts a 1.25% charge from each premium payment to cover the estimated cost of the federal income tax treatment of the Certificates deferred acquisition costs under
               Section 848 of the Internal Revenue Code ("Code").

               Hartford also deducts certain charges from the account value to provide for the Monthly Deduction Amount. These will be taken on a pro rata basis from the Investment Divisions or from a designated Investment Division (if selected) on the Monthly Activity Date and will vary from month to month. The Monthly Deduction Amount equals the cost of insurance charge plus an administrative expense charge. The cost of insurance charge is to cover Hartford's anticipated mortality costs. A charge is made for additional benefits provided by rider, if any. An administrative expense charge in the amount of $5.00 per month initially and is guaranteed never to exceed $10.00 per month.

               A charge is made for mortality and expense risk assumed by Hartford. Hartford deducts a daily charge at a maximum effective annual rate of .65% of the value of each Investment Division's assets. The mortality risk assumed is that the actual cost of insurance charges specified in the Certificate will be insufficient to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Certificates will exceed the administrative charges described above.

          (B)  See (A), above.

          (C)  See (A), above.

          (D)  See (A), above.

     (2)  Underlying Securities

          HARTFORD CAPITAL APPRECIATION FUND

          The Fund pays HL Advisors, Inc., the Fund's investment manager, a monthly management fee at an annual rate which decreases from 0.575% to 0.425% according to the average daily net assets of the Fund.

          HARTFORD BOND FUND

          The Fund pays HL Advisors, Inc., the Fund's investment manager, a monthly management fee at an annual rate which decreases from 0.325% to 0.25% according to the average daily net assets of the Fund.

          HARTFORD MONEY MARKET FUND

          The Fund pays HL Advisors, Inc., the Fund's investment manager, a monthly management fee at the annual rate of 0.25% of average daily net assets of the Fund.

          N&B AMT LIMITED MATURITY BOND PORTFOLIO

          The Fund pays Neuberger & Berman Management Incorporated ("N&B Management"), as the Funds administrator, an administration fee at the annual rate of 0.40% of average daily net assets of the Fund. The Fund invests all of its investable assets in a corresponding series of Advisers Managers Trust, an open-end management investment company ("Advisers Managers Trust"), which pays N&B Management, the series' investment manager, a management fee at an annual rate which decreases from 0.25% to 0.15% according to the average daily net assets of the series.

          N&B AMT BALANCED PORTFOLIO

          The Fund pays N&B Management, as the Funds administrator, an administration fee at the annual rate of 0.30% of average daily net assets of the Fund. The Fund invests all of its investable assets in a corresponding series of Advisers Managers Trust, which pays N&B Management, the series' investment manager, a management fee at an annual rate which decreases from 0.55% to 0.425% according to the average daily net assets of the series.

          N&B AMT PARTNERS PORTFOLIO

          The Fund pays N&B Management, as the Funds administrator, an administration fee at the annual rate of 0.30% of average daily net assets of the Fund. The Fund invests all of its investable assets in a corresponding series of Advisers Managers Trust, which pays N&B Management, the series' investment manager, a management fee at an annual rate which decreases from 0.55% to 0.425% according to the average daily net assets of the series.

          VIP HIGH INCOME PORTFOLIO

          The Fund pays Fidelity Management & Research Company ("FMR") a management fee for managing its investments and business affairs. The fee is calculated by adding a group fee rate to an individual fund rate, multiplying the result by the Fund's monthly average net assets, and dividing by twelve. For the Fund's fiscal year ended

          December 31, 1997, the total management fee was 0.59% of average net assets, based on a group fee rate of 14% and an individual fund rate of 45%.

          VIP EQUITY-INCOME PORTFOLIO

          The Fund pays FMR a management fee for managing its investments and business affairs. The fee is calculated by adding a group fee rate to an individual fund rate, multiplying the result by the Fund's monthly average net assets, and dividing by twelve. For the Fund's fiscal year ended December 31, 1997, the total management fee was 0.50% of average net assets, based on a group fee rate of 0.29% and an individual fund rate of 0.20%.

          VIP OVERSEAS PORTFOLIO

          The Fund pays FMR a management fee for managing its investments and business affairs. The fee is calculated by adding a group fee rate to an individual fund rate, multiplying the result by the Fund's monthly average net assets, and dividing by twelve. For the Fund's fiscal year ended December 31, 1997, the total management fee was 0.75% of average net assets, based on a group fee rate of 0.29% and an individual fund rate of 0.45%.

          VIP II ASSET MANAGER PORTFOLIO

          The Fund pays FMR a management fee for managing its investments and business affairs. The fee is calculated by adding a group fee rate to an individual fund rate, multiplying the result by the Fund's monthly average net assets, and dividing by twelve. For the Fund's fiscal year ended December 31, 1997, the total management fee was 0.55% of average net assets, based on a group fee rate of 29% and an individual fund rate of 25%.

          ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

          The Fund pays Fred Alger Management, Inc., the Fund's investment manager, a monthly management fee at the annual rate of 0.85% of average daily net assets of the Fund.

          ALGER AMERICAN GROWTH PORTFOLIO

          The Fund pays Fred Alger Management, Inc., the Fund's investment manager, a monthly management fee at the annual rate of 0.75% of average daily net assets of the Fund.

          J.P. MORGAN BOND PORTFOLIO

          The Fund pays J.P. Morgan Investment Management Inc., the Fund's investment adviser, a monthly management fee at the annual rate of 0.30% of average daily net assets of the Fund.

          J.P. MORGAN EQUITY PORTFOLIO

          The Fund pays J.P. Morgan Investment Management Inc., the Fund's investment adviser, a monthly management fee at the annual rate of 0.40% of average daily net assets of the Fund.

          J.P. MORGAN SMALL COMPANY PORTFOLIO

          The Fund pays J.P. Morgan Investment Management Inc., the Fund's investment adviser, a monthly management fee at the annual rate of 0.60% of average daily net assets of the Fund.

          J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

          The Fund pays J.P. Morgan Investment Management Inc., the Fund's investment adviser, a monthly management fee at the annual rate of 0.60% of average daily net assets of the Fund.

          MS FIXED INCOME PORTFOLIO

          The Fund pays Miller Anderson & Sherrerd, LLP, the Fund's investment manager, a quarterly management fee at an annual rate which decreases from 0.40% to 0.30% according to the average daily net assets of the Fund.

          MS HIGH YIELD PORTFOLIO

          The Fund pays Miller Anderson & Sherrerd, LLP, the Fund's investment manager, a quarterly management fee at an annual rate which decreases from 0.50% to 0.40% according to the average daily net assets of the Fund.

          MS EQUITY GROWTH PORTFOLIO

          The Fund pays Morgan Stanley Asset Management Inc., the Fund's investment manager, a quarterly management fee at an annual rate which decreases from 0.55% to 0.45% according to the average daily net assets of the Fund.

          MS VALUE PORTFOLIO

          The Fund pays Miller Anderson & Sherrerd, LLP, the Fund's investment manager, a quarterly management fee at an annual rate which decreases from 0.55% to 0.45% according to the average daily net assets of the Fund.

          MS GLOBAL EQUITY PORTFOLIO

          The Fund pays Morgan Stanley Asset Management Inc., the Fund's investment manager, a quarterly management fee at an annual rate which decreases from 0.80% to 0.70% according to the average daily net assets of the Fund.

          MS EMERGING MARKET EQUITY PORTFOLIO

          The Fund pays Morgan Stanley Asset Management Inc., the Fund's investment manager, a quarterly management fee at an annual rate which decreases from 1.25% to 1.15% according to the average daily net assets of the Fund.

          BT EAFE-Registered Trademark- EQUITY INDEX FUND

          The Fund pays Bankers Trust Company, the Fund's investment adviser, a monthly management fee at the annual rate of 0.45% of average daily net assets of the Fund.

          BT EQUITY 500 INDEX FUND

          The Fund pays Bankers Trust Company, the Fund's investment adviser, a monthly management fee at the annual rate of 0.20% of average daily net assets of the Fund.

          BT SMALL CAP INDEX FUND

          The Fund pays Bankers Trust Company, the Fund's investment adviser, a monthly management fee at the annual rate of 0.35% of average daily net assets of the Fund.

          In addition, the Funds generally pay certain expenses other than management fees, including legal, accounting and custodian fees. Those "other expenses" vary from Fund to Fund and may vary from year to year.

     (3)  Distributions.

          None with respect to distributions on death of the insured.

     (4)  Cumulated or reinvested distributions or income.

          All investment income and other distributions are reinvested in the Fund shares at net asset value.

     (5)  Redeemed or liquidated assets.

          There are no charges associated with surrenders under the Policy. Upon surrender, the Policy Owner will receive the Cash Surrender Value. The Cash Surrender Value equals the Cash Value less any outstanding indebtedness, less any charges accrued but not yet deducted. A maximum of five (5) partial withdrawals are allowed each Coverage Year. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the sum of the Cash Surrender Value, plus outstanding indebtedness multiplied by .90% less any outstanding indebtedness. Hartford currently imposes a partial withdrawal charge of $25. The Policy Owner may transfer a Policy's Investment Division values to other Investment Divisions.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

          See response to Item 13(a)(1).

     (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

          (1) The amount of sales load as a percentage of the net amount invested will not exceed 9.0%.

          (2) The amount of the total deductions as a percentage of the net amount invested will not exceed 10.25%.

     (d) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

          Hartford does not expect to incur any federal income tax on the earnings or realized capital gains attributable to the Separate Account. However, if Hartford incurs income taxes attributable to the Separate Account or determines that such taxes may be incurred, it may assess a charge for taxes against the Separate Account.

     (e) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

          Neither Hartford, principal underwriter nor custodian of the Separate Account nor any affiliated person of the foregoing, may receive any profit or any other benefit not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Certificate or Fund shares.

     (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

          Not Applicable.

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     A Participating Employer or a trust that is adopted by a Participating Employer must complete an application on a form provided by Hartford. Eligible employees of Participating Employers become covered under the employer's group policy after completing an enrollment form. Acceptance of an employee's enrollment form is subject to Hartford's underwriting rules then in effect. The minimum face amount is $50,000.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Depending upon the state of issuance of the Certificate, initial net premiums will either be (1) invested in the Hartford Money Market Investment Division during the right to examine period or (2) invested immediately in the Investment Divisions the Owner elects. If initial premiums were allocated to the Hartford Money Market Investment Division, upon the expiration of the right to examine period, the initial net premium will be allocated to the appropriate Investment Divisions according to the Owner's original instructions. Subsequent premium payments will be allocated according to the instructions then in effect. The net investment results of each Investment Division vary with the investment results of the Fund shares which are the underlying investments of the Investment Division.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Depending on the state of issuance, Hartford will allocate the entire premium to either the Hartford Money Market Investment Division or according to the allocation instructions contained in the Owner's enrollment form. At the expiration of the right to examine period described in Item 15 above, if applicable, Hartford will transfer the account balance in the Hartford Money Market Investment Division according to the allocation instructions. Redemption of Fund shares may be ordered by Hartford to permit the payment of benefits or amounts in connection with requests for surrender, for loans or for other purposes contemplated by the Certificates.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          Any surrender by a Policy Owner may be made by communication in writing to Hartford. A maximum of five (5) partial withdrawals are allowed each Coverage Year. The minimum partial withdrawal allowed is $500.00. The maximum partial withdrawal is an amount equal to the Cash Surrender Value plus outstanding indebtedness, multiplied by .90, less outstanding indebtedness. Hartford currently imposes a $25.00 fee for processing partial withdrawals.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Hartford is required to honor withdrawal requests as described in Items 10(c) and 17 (a). With respect to the Separate Account's underlying securities, the Funds are required to redeem their shares at net asset value and to make payment therefor within seven (7) days.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

          When cash values under a Certificate are surrendered, those securities are cancelled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

          All income and other distributable funds of the Separate Account are reinvested in Fund shares and are added to the assets of the Separate Account.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Not Applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

          There are no reserves currently established in the Separate Account.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three (3) years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

          No distributions have been made. The Separate Account has not commenced operations.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          Hartford will undertake all administration with respect to the Certificates and the Separate Account including making and maintaining all records relating to Owner accounts and providing reports to Participating Employers and Certificate Owners.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

          See Item 10(g)(3) above.

     (b)  The extension or termination of such indenture or agreement.

          Not Applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          Hartford performs all functions customarily performed by a custodian or trustee. The Separate Account shall continue until the Separate Account's assets have been completely distributed or liquidated and the proceeds of the liquidation distributed by Hartford to Owners.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

          Not Applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations, and functions.

          See Item 20(c).

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

          See Item 20(c).

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

          An Owner may obtain a cash loan from Hartford. The maximum loan amount is equal to the sum of the Cash Surrender Value plus outstanding indebtedness, multiplied by .90, less outstanding indebtedness.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

          An Owner may obtain a cash loan from Hartford. The maximum loan amount is equal to the sum of the Cash Surrender Value plus outstanding indebtedness, multiplied by .90, less outstanding indebtedness.

          The amount of the loan will be transferred on a pro rata basis from each of the Investment Divisions (unless the Owner specifies otherwise) to a loan account. The amounts allocated to the Loan Account will bear interest at a rate equal to the adjustable loan interest rate minus 1% per annum.

          The maximum adjustable loan interest rate is the greater of 5% and the Published Monthly Average for the calendar month two months prior to the date on which the adjustable loan interest rate is determined. The Published Monthly Average means the "Moody's Corporate Bond Yield Average-Monthly Average Corporate" or any successor or substitute average, if necessary.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

          Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     A blanket fidelity bond has been issued by Aetna Casualty and Surety Company in the aggregate of $50,000,000 covering the officers, directors and employees of Hartford and affiliated companies.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee, or custodian not stated on Item 10 or Items 14 to 23, inclusive.

     The Certificate may be assigned as collateral for a loan or other obligation. The Policy may change the Beneficiary (unless irrevocably named) during the lifetime of the Insureds by written request to Hartford.

          III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     Hartford was originally incorporated in Massachusetts in 1902 as a stock life insurance company. It was redomiciled in Connecticut in 1979.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

          Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

          See Item 13(a).

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of the circumstances surrounding such cessation.

     Hartford conducts a life insurance business. Hartford is licensed to conduct a life and health insurance business, both ordinary and group in all states and the District of Columbia.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practical date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          (1)  Officers and directors names - see table below.

               The address for all officers and directors is:

               P.O. Box 2999
               Hartford, CT  06104

          (2)  Relationship - See table below.

          (3) No officer or director owns 5% or more of the outstanding voting securities of the depositor.

          (4)  Ownership of Trust

               Not Applicable.

          (5) Positions of officers and directors with other companies - see table below.

          (6) Hartford is a stock life insurance company ultimately owned by Hartford Financial Services Group, Inc., a Delaware corporation. Hartford is a subsidiary of Hartford Fire Insurance Company.

     (b) Furnish a brief statement of the business experience during the last five (5) years of each officer, director or partner of the depositor.

          The following are the officers and directors of Hartford:

                           EXECUTIVE OFFICERS AND DIRECTORS


                                     POSITION WITH HARTFORD                OTHER BUSINESS PROFESSION, VOCATION OR EMPLOYMENT
 NAME, AGE                               YEAR OF ELECTION                       FOR PAST 5 YEARS; OTHER DIRECTORSHIPS
 ---------                            ----------------------                -------------------------------------------------
 Ahn, Dong H., 37                   Vice President, 1998               Vice President (1998-Present), Hartford Life and Accident
                                                                       Insurance Company.

 Bossen, Wendell J., 64             Vice President, 1992**             Vice President (1992-Present), Hartford Life and Accident
                                                                       Insurance Company; President (1992-Present), International
                                                                       Corporate Marketing Group, Inc.; Executive Vice President
                                                                       (1984-1992), Mutual Benefit.
 Boyko, Gregory A., 46              Senior Vice President, Chief       Vice President and Controller (1995-1997), Hartford;
                                    Financial Officer & Treasurer,     Director (1997-Present); Senior Vice President, Chief
                                    1997                               Financial Officer & Treasurer (1997-Present); Vice
                                    Director, 1997*                    President & Controller (1995-1997), Hartford Life and
                                                                       Accident Insurance Company; Senior Vice President, Chief
                                                                       Financial Officer & Treasurer (1997-Present), Hartford
                                                                       Life, Inc.; Chief Financial Officer (1994-1995), IMG
                                                                       American Life; Senior Vice President (1992-1994),
                                                                       Connecticut Mutual Life Insurance Company.

 Cummins, Peter W., 60              Senior Vice President, 1997        Vice President (1989-1997); Director of Broker Dealer
                                                                       Sales-ILAD (1989-1992),  Hartford; Senior Vice President
                                                                       (1997-Present) Vice President (1989-1997); Director of
                                                                       Broker Dealer Sales-ILAD (1989-1991), Hartford Life and
                                                                       Accident Insurance Company.

 deRaismes, Ann M., 47              Senior Vice President, 1997        Vice President (1994-1997); Assistant Vice President
                                    Director of Human Resources, 1991  (1992-1994); Hartford; Senior Vice President (1997-
                                                                       Present); Director of Human Resources (1991-Present); Vice
                                                                       President (1994-1997); Assistant Vice President
                                                                       (1992-1994); Hartford Life and Accident Insurance Company;
                                                                       Vice President, Human Resources (1997-Present), Hartford
                                                                       Life, Inc.

 Fitch, Timothy M., 45              Vice President, 1995               Assistant Vice President (1992-1995), Hartford; Vice
                                    Actuary, 1994                      President (1995-Present); Actuary (1994-Present); Assistant
                                                                       Vice President (1992-1995), Hartford Life and Accident
                                                                       Insurance Company.
 Foy, David T., 31                  Vice President, 1998               Assistant Vice President (1995-1998), Hartford; Vice
                                                                       President (1998-Present), Hartford Life and Accident
                                                                       Insurance Company.

 Gardner, Bruce D., 47              Vice President, 1995               Director (1994-1997); General Counsel & Corporate Secretary
                                                                       (1991-1995), Hartford; Vice President (1995-1997); Director
                                                                       (1995-1997); General Counsel & Corporate Secretary (1991-
                                                                       1995), Hartford Life and Accident Insurance Company.

 Garrett, J. Richard, 53            Vice President, 1993               Treasurer (1986-1997), Hartford; Vice President
                                    Assistant Treasurer, 1997          (1993-Present); Assistant Treasurer (1997-Present);
                                                                       Treasurer (1983-1997), Hartford Life and Accident Insurance
                                                                       Company; Treasurer (1977), The Hartford Financial Services
                                                                       Group.

 Ginnetti, John P., 52              Executive Vice President and       Senior Vice President-Individual Life and Annuity Division
                                    Director, Asset Management         (1988-1994), Hartford; Director (1988-Present); Director
                                    Services, 1994                     (1988-Present); Executive Vice President & Director, Asset
                                    Director, 1988*                    Management Services (1994-Present); Senior Vice President-
                                                                       Individual Life and Annuity Division (1988-1994), Hartford
                                                                       Life and Accident Insurance Company; Executive Vice
                                                                       President, Asset Management, Hartford Life, Inc. (1997-
                                                                       Present).

 Godfrey, III, William A., 41       Senior Vice President, 1997        Senior Vice President (1997-Present), Hartford; Senior Vice
                                                                       President (1997-Present), Hartford Life and Accident
                                                                       Insurance Company; Vice President Information Technology
                                                                       (1997-Present), Hartford Life, Inc.

 Godkin, Lynda, 44                  Senior Vice President, 1997        Associate General Counsel (1995-1996); Assistant General
                                    General Counsel, 1996              Counsel and Secretary (1994-1995), Counsel (1990-1994),
                                    Corporate Secretary, 1995          Hartford; Director (1997-Present); Senior Vice President
                                    Director, 1997*                    (1997-Present); General Counsel (1996-Present); Corporate
                                                                       Secretary (1995-Present); Associate General Counsel
                                                                       (1995-1996); Assistant General Counsel and Secretary
                                                                       (1994-1995); Counsel (1990-1994), Hartford Life and
                                                                       Accident Insurance Company; Vice President and General
                                                                       Counsel (1997-Present), Hartford Life, Inc.
 Grady, Lois W., 53                 Senior Vice President, 1998        Vice President (1993-1998); Assistant Vice President
                                    Vice President, 1993               (1987-1993), Hartford; Senior Vice President (1998); Vice
                                                                       President (1993-1997); Assistant Vice President
                                                                       (1987-1993), Hartford Life and Accident Insurance Company.

 Graham, Christopher, 47            Vice President, 1997

 Hunt, Mark E., 37                  Vice President, 1998               Assistant Vice President (1997-1998), Hartford; Vice
                                                                       President (1998-Present), Assistant Vice President (1997-
                                                                       1998), Hartford Life and Accident Insurance Company.

 Joyce, Stephen T., 39              Vice President, 1997               Assistant Vice President (1994-1997), Hartford; Assistant
                                                                       Vice President (1994-1997), Hartford Life and Accident
                                                                       Insurance Company.
 Keeler, Michael D., 37             Vice President, 1998               Vice President (1998-Present); Hartford Life and Accident
                                                                       Insurance Company.

 Kerzner, Robert A., 46             Senior Vice President, 1998        Vice President (1995-1998); Regional Vice President
                                    Vice President, 1997               (1991-1994), Hartford, Vice President (1994-1997), Hartford
                                                                       Life and Accident Insurance Company.

 Levenson, David N., 31             Vice President, 1998               Assistant Vice President (1995-Present), Hartford.

 Maher, Steven M., 43               Vice President, 1992               Assistant Vice President (1987-1992), Hartford; Vice
                                    Actuary, 1987                      President (1993-Present); Actuary (1987-Present); Assistant
                                                                       Vice President (1987-1983), Hartford Life and Accident
                                                                       Insurance Company.
 Malchodi, Jr., William B., 50      Vice President, 1994               Director of Taxes, Hartford (1991-1998); Director of Taxes
                                                                       (1992-1998), Hartford Life and Accident Insurance Company.

 Marra, Raymond J., 37              Vice President, 1998               Assistant Vice President (1997-Present), Hartford; Vice
                                                                       President (1998-Present), Assistant Vice President (1994-
                                                                       1997), Hartford Life and Accident Insurance Company.

 Marra, Thomas M., 39               Executive Vice President, 1995     Senior Vice President (1994-1995); Vice President (1989-
                                    Director, Individual Life and      1994); Actuary (1987-1995), Hartford; Director (1994-
                                    Annuity Division, 1994             Present); Executive Vice President (1995-Present); Senior
                                    Director, 1994*                    Vice President (1994-1995); Director, Individual Life and
                                                                       Annuity Division (1994-Present); Actuary (1987-1997),
                                                                       Hartford Life and Accident Insurance Company; Executive
                                                                       Vice President, Individual Life and Annuities (1997-
                                                                       Present), Hartford Life Inc.

 Nolan, Robert F., Jr., 43          Senior Vice President, 1997        Vice President (1995-1997); Assistant Vice President (1992-
                                                                       1995), Hartford; Vice President (1995-1997); Assistant Vice
                                                                       President (1992-1995), Hartford Life and Accident Insurance
                                                                       Company; Vice President, Corporate Relations (1997-
                                                                       Present), Hartford Life, Inc.; Manager, Public Relations
                                                                       (1986), Aetna Life and Casualty Insurance Company.

 Noto, Joseph J., 46                Vice President, 1989               Executive Vice President & Chief Operating Officer (1997-
                                                                       Present); Director (1994-Present); President (1994-1997),
                                                                       American Maturity Life Insurance Company; Vice President
                                                                       (1989-1997), Hartford Life and Accident Insurance Company.

 O'Halloran, C. Michael, 51         Vice President, 1994               Senior Associate General Counsel (1988-1997), Hartford;
                                                                       Vice President (1994-Present); Senior Associate General
                                                                       Counsel (1988-1997), Hartford Life and Accident Insurance
                                                                       Company; Corporate Secretary (1997-Present), Hartford Life,
                                                                       Inc.; Vice President (1994-Present); Senior Associate
                                                                       General Counsel (1988-Present); Director of Corporate Law
                                                                       (1994-Present), The Hartford Financial Services Group.

 O'Rourke, Lawrence M., 44          Vice President, 1998               Vice President (1998-Present), Hartford Life and Accident
                                                                       Insurance Company.

 O'Sullivan, Daniel E., 43          Vice President, 1998               Vice President (1998-Present), Hartford Life and Accident
                                                                       Insurance Company.

 Raymond, Craig R., 37              Senior Vice President, 1997        Vice President (1993-1997); Assistant Vice President
                                    Chief Actuary, 1994                (1992-1993); Actuary (1990-1994), Hartford; Senior Vice
                                                                       President (1997-Present); Chief Actuary (1995-Present);
                                                                       Vice President (1993-1997); Actuary (1990-1995), Hartford
                                                                       Life and Accident Insurance Company; Vice President and
                                                                       Chief Actuary (1997-Present), Hartford Life, Inc.
 Robinson, Mary P., 38              Vice President, 1998               Assistant Vice President (1995-1998), Hartford; Assistant
                                                                       Vice President(1995-1998), Hartford Life and Accident
                                                                       Insurance Company.

 Salama, Donald A., 50              Vice President, 1997               Vice President (1997-Present), Hartford Life and Accident
                                                                       Insurance Company.

 Schlitz, Timothy P., 37            Vice President, 1997               Assistant Vice President (1994-1997), Hartford, Vice
                                                                       President (1997-Present); Assistant Vice President (1994-
                                                                       1997), Hartford Life and Accident Insurance Company;
                                                                       Consulting Actuary (1992-1993), Milliman & Robertson, Inc.;
                                                                       Consulting Actuary (1988-1992) Chalke Incorporated.

 Smith, Lowndes A., 58              President, 1989                    Chief Operating Officer (1989-1997), Hartford; Director
                                    Chief Executive Officer, 1997      (1981-Present); President (1989-Present); Chief Executive
                                    Director, 1981*                    Officer (1997-Present); Chief Operating Officer (1989-
                                                                       1997), Hartford Life and Accident Insurance Company; Chief
                                                                       Executive Officer and President and Director (1997-
                                                                       Present), Hartford Life, Inc.
 Stevenson, Keith A., 44            Vice President, 1998

 Sweeney, Edward A., 51             Vice President, 1993               Chicago Regional Manager (1985-1993), Hartford; Vice
                                                                       President (1993-Present), Hartford Life and Accident
                                                                       Insurance Company.

 Tilbor, Judith V., 46              Vice President, 1998               Assistant Vice President (1994-1998), Hartford; Vice
                                                                       President (1998-Present), Assistant Vice President (1994-
                                                                       1998), Hartford Life and Accident Insurance Company.

 Welnicki, Raymond P., 49           Senior Vice President & Director,  Vice President (1993-1994), Hartford; Director (1994-
                                    Employee Benefit Division, 1994    Present); Senior Vice President (1995-Present); Director,
                                    Director, 1994*                    Employee Benefit Division (1997-Present); Vice President
                                                                       (1993-1995), Hartford Life and Accident Insurance Company;
                                                                       Senior Vice President, Employee Benefits (1997-Present),
                                                                       Hartford Life, Inc., Board of Directors, Ethix Corp.
 Welsh, Walter, C., 51              Senior Vice President, 1997        Vice President (1995-1997); Assistant Vice President
                                                                       (1992-1995), Hartford; Senior Vice President (1997-
                                                                       Present); Vice President (1995-1997); Assistant Vice
                                                                       President (1992-1995), Hartford Life and Accident Insurance
                                                                       Company; Vice President Government Affairs (1997-Present),
                                                                       Hartford Life, Inc.

 Zlatkus, Lizabeth H., 39           Senior Vice President, 1997        Vice President (1994-1997); Assistant Vice President (1992-
                                    Director, 1994*                    1994), Hartford; Director (1994-Present); Senior Vice
                                                                       President (1997-Present); Vice President (1994-1997);
                                                                       Assistant Vice President (1992-1994), Hartford Life and
                                                                       Accident Insurance Company; Vice President, Group Life and
                                                                       Disability (1997-Present), Hartford Life, Inc.

 Znamierowski, David M., 38         Senior Vice President, 1997        Vice President (1997), Hartford; Director (1998-Present);
                                    Director, Risk Management          Senior Vice President (1997-Present); Hartford Life and
                                    Strategy, 1996                     Accident Insurance Company; Vice President, Investment
                                    Director, 1998                     Strategy (1997-Present), Hartford Life, Inc.; Vice
                                                                       President, Investment Strategy & Policy, Aetna Life and
                                                                       Casualty.

__________
 * Denotes date of election to Board of Directors of Hartford. ** Affiliated Company of The Hartford Financial Services Group, Inc.

     Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford,CT 06104-2999.

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five (5%) or more of the outstanding voting securities of the depositor.

     Hartford is ultimately owned by Hartford Financial Services Group, Inc., a Delaware corporation. Hartford is a subsidiary of Hartford Fire Insurance Company.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Item 28, 29 and 42, who directly or indirectly controls the depositor.

     None.

COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

          Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

          Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

          Not applicable, as of the date hereof the Separate Account had not yet commenced operations.

COMPENSATION OF DIRECTORS OF DEPOSITOR

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors:

          Not applicable, see Item 31.

     (b)  indirectly, or through subsidiaries, to directors:

          Not applicable, see Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable, see Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales manager, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and
          (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

          Not applicable, see Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Item 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable, see Item 31.


                    IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     No sales of the Policies/Certificates have been made or are currently being made. It is presently proposed to sell the Policies/Certificates in the states where Hartford is licensed to do business.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not Applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937 any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reasons given for denial.

          Not Applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937 the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

          (1)  Name of officer, agency or body.

          (2)  Date of revocation.

          (3)  Brief statement of reason given for revocation.

          Not Applicable

38. (a) Furnish a general description of the method of distribution of securities of the trust.

          Hartford intends to sell the Group Policies in all jurisdictions where it is licensed to do business. The Group Policies will be sold by life insurance sales representatives who represent Hartford and who are registered representatives of Hartford Equity Sales Company, Inc. ("HESCO"), or certain other registered broker-dealers. Any sales representative or employee will have been qualified to sell variable life insurance policies under applicable Federal and state laws. Each broker-dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. HESCO is the principal underwriter for the Policies.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          Hartford intends to execute an agreement between Hartford Equity Sales Company, Inc. and Hartford whereby the underwriter will distribute the Policies. The agreement will be effective on the date executed and will continue in effect for a period of two years from that date. The agreement, unless sooner terminated, shall continue in effect from year to year provided that its continuance is specifically approved annually by a vote of a majority of the Board of Directors. The agreement may also be terminated by either party upon sixty (60) days notice, and shall immediately terminate in the event of its assignment.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

          See Exhibit A(3)(c).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

          The Principal Underwriter is a corporation organized under the laws of the state of Connecticut on July 3, 1973.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

          The Group Policies are not currently being distributed. However, the Principal Underwriter is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

          Not Applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1)  The nature of such fee or participation.

          (2)  The name of the person making payment.

          (3) The nature of the services rendered in consideration for such fee or participation.

          (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

          Not Applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

          The principal underwriter is registered as a broker-dealer with the NASD and acts as the principal underwriter for Separate Account VL I, Separate Account VL II, and ICMG Secular Trust Separate Account, each a separate account of Hartford; and Separate Account VL I, Separate Account VL II, and ICMG Registered Life Separate Account, each a separate of Hartford Life and Annuity Insurance Company, an affiliate of Hartford.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the names and residence address of the person in charge of such office.

          Not Applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

          Not Applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

     Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not Applicable.

44   (a)  Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          Premiums to be allocated to the Separate Account will be invested at net asset value in any of the Funds in accordance with the selection made by the Owner. Allocations are then made among the Investment Divisions of the Separate Account.

          The Investment Value will fluctuate in accordance with the investment results of the Investment Divisions. The Investment Value on any Valuation Day is calculated by multiplying the number of Accumulation Units credited to the Certificate in each Investment Division as of the Valuation Day by the then Accumulation Unit Value of that Investment Division and then summing the result for all the

          Investment Divisions credited to the Certificate and the value of the amounts transferred to the loan accounts.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

          No Group Policies/Certificates have been offered for sale to the public.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of person other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

          Front-end sales loads which cover expenses relating to the sale and distribution of the Certificates may be reduced for certain sales of the Certificates under circumstances which results in savings of such sales and distribution expenses.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statement filed herewith:

     (a)  by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.

     (c)  reason for suspension.

     (d)  period during which suspension was in effect.

     Not Applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The sources of quotations used to determine the value of portfolio securities.

               Provided by the custodian for the Fund and will be used to value Accumulation Units issued with respect to each of the respective Investment Divisions of the Separate Account.

          (2)  Whether opening, closing, bid, asked or any other price is used.

               Net Asset Value is used.

          (3)  Whether price is as of the day of sale or as of any other time.

               As of the next Valuation Day.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               See Items 13(d), 17(a) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               See above.

          (6)  Whether adjustments are made for fractions.

               Not Applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

          As of the date hereof, no Group Policies/Certificates have been offered for sale.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interest in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     No person maintains a position in the underlying securities held in the Separate Account. Any of the Fund shares tendered for redemption will be redeemed at their per share net asset value. Reference is made to Item 46 for a description of the redemption procedure. Redeemed Fund shares are cancelled and may not be reissued. The method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46.


                 V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

     (a)  Name and principal business address.

          Hartford will perform all functions normally performed by a custodian. Its address is:

          Hartford Life Insurance Company
          P.O. Box 2999
          Hartford, Connecticut  06104

     (b)  Form of organization.

          Hartford is a corporation.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

          Hartford Life Insurance Company was originally incorporated under the laws of Massachusetts on June 5, 1902. It was subsequently redomiciled to Connecticut.

     (d)  Name of governmental supervising or examining authority.

          Hartford as an insurance company is subject to regulation by the Connecticut Insurance Department.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

     Not Applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Neither Hartford nor any other person may create a lien on the assets of the registrant Separate Account.


VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

          Hartford Life Insurance Company
          P.O. Box 2999
          Hartford, CT  06104

     (b)  The types of policies and whether individual or group policies.

          The Policies are flexible premium variable life insurance policies and are issued on a group basis to Participating Employers. Individual certificates are issued to eligible employees of the Participating Employers.

     (c)  The types of risks insured and excluded.

          No other benefits are provided through the Separate Account. A death benefit is payable to the beneficiary upon the death of the insured person. There are no exclusions.

     (d)  The coverage of policies.

          See paragraph (c) of this item.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

          The recipient of the benefits of the insurance undertakings described in Item 51(c) is the Beneficiary. There is no limitation on the use of the proceeds.

     (f)  The terms and manner of cancellation and of reinstatement.

          The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in effect.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

          See Item 13(a) for the information on the amount and method of assessing the charges for the insurance undertakings described in Item 51(b).

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          Not Applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each person and the amount involved, and the nature of the services rendered therefor.

          No person other than Hartford receives the amounts deducted for:
          (1) cost of insurance; (2) administration and other expenses;
          (3) state premium tax and federal taxes; and (4) mortality and expense risks.

          Hartford may reinsure all or a portion of the risk and would pay a reinsurance premium for such reinsurance.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

          Not Applicable.


                         VII.  POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

          Hartford may not substitute another security for the underlying securities of the trust without notice to and consent by Owners and unless the Securities and Exchange Commission shall have approved such substitution.

     (b) Furnish information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

          Not Applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1)  the grounds for elimination and substitution;

               Shares of another Fund may be substituted for those of any of the current Funds if shares of any of these Funds are no longer available for investment, or if, in the judgment of Hartford's management, further investment in shares of any Fund should become inappropriate in view of the purposes of the Policies.

          (2) the type of securities which may be substituted for any underlying security;

               Shares of another Fund.

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

               The method of substitution, as described in 52(a), would not result in the concentration of investment in a particular industry or group of industries or would conform to such a policy.

          (4) whether such substituted securities may be the securities of another investment company; and

               See Item 52(a)

          (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

               See Item 52(a).

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

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such:

          None.

REGULATED INVESTMENT COMPANY

53.  (a)  State the taxable status of the trust.

          Hartford is taxed as a life insurance company under the Code. Since the Separate Account is not a separate entity from Hartford and its operations form a part of Hartford, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

          Not Applicable.


                   VIII.  FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not Applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate of the type currently being sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not Applicable.

56. If the trust is the issuer of the periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently issued by the trust.

     Not Applicable.

57. If the trust is the issuer of periodic payment certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not Applicable.

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

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificates outstanding as at the latest practicable date.

     Not Applicable.

59.  Financial Statements:

FINANCIAL STATEMENTS OF THE TRUST

     No financial statements are filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense. Financial statements will be included in an Amended Registration Statement listed on Form S-6 filed by the registrant pursuant to the Securities Act of 1933.

FINANCIAL STATEMENT OF THE DEPOSITOR

     The financial statements of Hartford will be included in an Amended Registration Statement on Form S-6 filed by the registrant pursuant to the Securities Act of 1933.


                                       EXHIBITS

A. (1) Resolution of Board of Directors of Hartford authorizing the establishment of ICMG Registered Variable Life Separate Account A.*

     (2)  Not applicable.

     (3)(a)    Principal Underwriting Agreement.**

     (3)(b)    Form of Selling Agreements.**

     (3)(c)    Not Applicable.

     (4)  Not Applicable.

     (5) Form of Certificate for Group Flexible Premium Variable Life Insurance Policy.*

     (6)(a)    Charter of Hartford.***

     (6)(b)    Bylaws of Hartford.****

     (7)  Not Applicable.

     (8)  Not Applicable.

     (9)  Not Applicable.

     (10) Form of Enrollment Form for Certificate Issued Under Group Flexible Premium Variable Life Insurance Policies.*

B.   (1)  Not Applicable.

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

     (2)  Not Applicable.

C.        Not Applicable.

__________

* Incorporated by reference to the Registration Statement on Form S-6 of ICMG Registered Variable Life Separate Account A, filed contemporaneously with the Securities and Exchange Commission.

**   To be filed by amendment.

*** Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-6, File No. 33-83656, of Hartford Life Insurance Company filed with the Securities and Exchange Commission on April 14, 1997.

**** Incorporated by reference to Post-Effective Amendment No. 3 to the
     Registration Statement on Form S-6, File No. 33-83656, of Hartford Life Insurance Company filed with the Securities and Exchange Commission on May 1, 1996.


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

                                      SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor/Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Simsbury and State of Connecticut on the 3rd day of August, 1998.



                                        ICMG Registered Variable Life Separate
                                           Account A
                                        (Registrant)

                                        By:  Hartford Life Insurance Company
                                             (Sponsor/Depositor)


                                        By:  /s/ Lynda Godkin
                                             ----------------------------------
                                             Lynda Godkin
                                             Senior Vice President, General
                                             Counsel and Secretary




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